

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 29, 2006

Robert V. Staats
Secretary
VoIP, Inc.
12330 S.W. 53rd Street, Suite 712
Ft. Lauderdale, Florida 33330

RE: VoIP, Inc.
Revised Preliminary Schedule 14A; File No. 0-28985
Filed December 19, 2006

Dear Mr. Staats:

We have limited our review of your preliminary Schedule 14A to disclosure related to the charter amendment proposal and related matters and have the following comments. Please revise your filing to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

1.   We note your response dated December 18, 2006 to comments three, four and five from our letter dated December 6, 2006. Please explain in your response letter the contractual agreements and other arrangements associated with call termination and transfer for Iranian calls, including the identity of the telecommunications and other intermediaries associated with the transfer or completion of such calls. If either Iranian or non-Iranian third party intermediaries rely on their contacts with Iranian telecommunications or other Iranian entities to complete VoIP's Iranian calls, it appears that your operations include direct or indirect contacts with Iranian entities. In that case, please expand your materiality analysis to address such contacts, the investor sentiment evidenced by the state initiatives referenced in previous comment five, and any additional qualitative factors underlying your conclusion.

Proposal No. Three…To Authorize 25,000,000 Shares of Preferred Stock, page 20

2.   Ensure that you have included in the proxy statement a discussion of all significant terms of the Series A convertible preferred stock; for example, clarify that WQN will pay no further consideration if it converts one share of Series A convertible preferred stock into 9.43 shares of common stock, if true.

The Acquisition, page 27

3.   We note your response to our prior comment six and that you have deleted from the proxy statement all description of the events leading to the WQN acquisition. Please revise the proxy statement to include a description of the reasons for the acquisition, the negotiations leading to the acquisition, and any other material contacts you had with WQN or its affiliates during the two years prior to the acquisition. See Items 1004(a)(2) and 1005 of Regulation S-K, as referenced by Item 14(b) of Schedule 14A. Further, discuss in the proxy statement the nature of your lawsuit with Mr. Ivestor and the relationship between the lawsuit and your ability to describe fully the events leading to the WQN acquisition.

4.   We note your response to our prior comment eight, but it appears that the price guarantee is a significant term of your consideration for the WQN acquisition. Please include in the proxy statement your summary of the price guarantee and explanation as to why you now do not have to pay it.

                        *   *   *   *

        As appropriate, please revise your filing and respond to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

You may contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or Michele Anderson, Legal Branch Chief, at (202) 551-3833 with any questions.

Sincerely,

Larry Spirgel
Assistant Director